Exhibit 99.8

May 21, 2014

By U.S. Mail and Email:

Mr. Michael R. Gallagher

Lead Director

c/o Allergan, Inc.

2525 Dupont Drive

Irvine, CA 92612

Re:	Allergan Governance Failures

Dear Mr. Gallagher,

We are in receipt of your letter dated May 19th and Mr. Pyott’s simultaneously released letter to Allergan employees. We regret that you disagree with our statements and can assure you that the purpose of the letter was not a “blatant attempt to isolate” Mr. Pyott.

As we have previously explained, Mr. Pyott has a disabling conflict of interest by virtue of the likely loss of his leadership role and employment at the company if a change-in-control transaction were to be consummated. He is not an independent director, and therefore should not be leading the strategic alternative review process. The Board must recognize his conflicts and that of other employees and put in place policies and procedures to minimize the risk that these conflicts interfere with maximizing shareholder value. Indeed, there will be times when Mr. Pyott should in fact be “isolated” from the process, and when independent directors should take a leadership role, much the same way that good governance requires that certain issues be discussed in executive session or managed by a special committee of disinterested directors.

We were encouraged by our first discussion when you told us that Allergan’s board “has an open mind” with “no entrenched views,” and will show a high degree of “professionalism” during its review process. By allowing Mr. Pyott to be the only spokesperson for the board and the only source of information for the board from shareholders, the board is not showing an appropriate degree of independence in this process, nor is the board able to receive candid feedback from the company’s owners. Mr. Pyott’s comments in his employee letter further highlight these concerns and demonstrate why he should not be leading the strategic review process:

“Valeant has announced its intention to hold a webcast on May 28th to improve the terms of its offer to acquire Allergan. You can be assured that the Allergan Board of Directors, and the small team of Allergan employees who are dedicated to dealing with Valeant and Pershing Square, will be ready.” (emphasis added)

Allergan, Inc.

May 21, 2014

“You should be prepared that this battle may continue throughout the remainder of 2014, and perhaps even into early 2015.”

Mr. Pyott’s framing of the Valeant proposal is disturbing. Valeant has presented Allergan and its shareholders with the opportunity for a substantial initial premium, a large cash payment, and the ability to continue to participate in the material strategic and cost synergies of the combined enterprise. This is a strategic business opportunity that should be explored carefully, not an invasion that requires readiness and a counterattack plan.

As you correctly pointed out initially, the process should be about the board’s thoughtful, unemotional and rational review of strategic alternatives. The Allergan board should independently lead this process rather than delegating these important governance matters to a team of conflicted employees who are “dedicated to dealing with Valeant and Pershing Square” as Mr. Pyott highlighted in his letter.

Moreover, Mr. Pyott raised additional concerns when he states:

“We listened carefully to investors’ perspectives and heard that they would like to see us harnessing this financial strength to create even more stockholder value by, among other suggestions, either purchasing growth oriented companies or technologies that fit our strategy and operating model, and/or buying back Allergan stock.”

We, too, have engaged with and listened carefully to Allergan’s investors and analysts. We did not hear from these constituents that Allergan should pursue “purchasing growth oriented companies or technologies that fit our strategy and operating model, and/or buying back Allergan stock.” In fact, we and most investors believe that paying a premium to acquire another business in an effort to thwart Valeant’s proposal and/or repurchasing shares at today’s premium prices are more likely to destroy value for Allergan shareholders than enhance shareholder value.

If there were highly accretive transactions available to Allergan in the past, the company should already have done them. Similarly, if Allergan has excess capital that should be returned to shareholders, it should have done so when the stock price was 40% lower during the second half of last year. We do not believe that share repurchases at current valuations are a good use of capital.

Lastly, we agree that Mr. Pyott has done a good job running Allergan during his tenure, and he has been appropriately compensated for doing so. Today, however, the decision for the board, and ultimately the shareholders, is to determine the best path forward for Allergan. Mr. Pyott’s history at the company is not a relevant consideration in determining an appropriate governance process for evaluating Valeant’s proposal.

Allergan, Inc.

May 21, 2014

We again strongly urge the independent directors to retain independent counsel and advisors to carefully review the revised Valeant proposal and to negotiate the best possible deal with Valeant in order to maximize value for all shareholders.

Sincerely,

William A. Ackman

cc: The Board of Directors